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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3


              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                    Interstate National Dealer Services, Inc.
                    -----------------------------------------
                              (Name of the Issuer)

Interstate National Dealer Services, Inc.                   Chester J. Luby
            CHL Holdings, Corp.                             Joan Luby

                                  Cindy H. Luby
                                  -------------
                       (Names of Persons Filing Statement)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    46102P104
                                    ---------
                      (CUSIP Number of Class of Securities)

                                 Chester J. Luby
                    Interstate National Dealer Services, Inc.
                          The Omni Building, Suite 700
                          333 Earle Ovington Boulevard
                          Mitchel Field, New York 11553
                          -----------------------------
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

      Ruskin Moscou Faltischek, P.C.        Byran Cave Robinson Silverman
      Stuart M. Sieger, Esq.                Kenneth L. Henderson, Esq.
      Adam P. Silvers, Esq.                 1290 Avenue of the Americas
      190 EAB Plaza                         New York, New York 10104-0053
      East Tower, 15th Floor                    (212) 541-2000
      Uniondale, New York 11556
         (516) 663-6600


This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A




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       (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the
       Securities Exchange Act of 1934 ("the Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

             Transaction valuation*              Amount of filing fee**
             ----------------------              ----------------------

                  $19,121,759                            $1,759.20

* For purposes of calculating fee only, assumes purchase of 2,974,016 shares of common stock, $.01 per share, of Interstate National Dealer Services, Inc. at a price per share of $6.00. Also assumes retirement of 679,034 options and warrants to purchase shares of common stock at a price per option or warrant equal to the difference, if any, between the exercise price of such option or warrant and $6.00.
** In accordance with Section 13(e)(3) of the Act, the filing fee was determined by multiplying the Transaction Valuation by .000092.

     [X] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid:
     -----------------------
     $1,759.20

     Form or Registration No.:
     -------------------------
     5-47602


     Filing Party:
     -------------


     Date Filed:
     -----------




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                                  INTRODUCTION


This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Amended Schedule 13E-3") is being filed by Interstate National Dealer Services, Inc., a Delaware corporation (the "Company") and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, CHL Holdings, Corp. ("CHL"), Chester J. Luby, Joan Luby and Cindy H. Luby (collectively, the "Lubys"). The Amended Schedule 13E-3 relates to the Agreement and Plan of Merger dated September 26, 2002 (the "Merger Agreement"), by and between the Company and CHL pursuant to which CHL will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation.


Under the terms and subject to the conditions of the Merger Agreement, (a) each outstanding share of common stock, $.01 par value per share, other than shares held by CHL or the Lubys, will be converted into the right to receive Six ($6.00) Dollars in cash without interest thereon (the "Merger Consideration"); and (b) each outstanding option and warrant to acquire a share of common stock will be converted into the right to receive an amount per share equal to the Merger Consideration minus the exercise price per share for each such option or warrant, without interest thereon (the "Option Consideration").


Concurrently with the filing of this Amended Schedule 13E-3, the Company is filing with the Securities and Exchange Commission an amendment to a preliminary proxy statement (the "Amended Proxy Statement") under Regulation 14A of the Act relating to the special meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and the transactions contemplated therein. The Amended Proxy Statement and the Merger Agreement, attached thereto as Annex A, are incorporated by reference herein. All references in this Amended Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Act.

The information in the Amended Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference to this Amended Schedule 13E-3 in its entirety, and the responses to each Item are qualified in their entirety by the provisions of the Amended Proxy Statement. The Amended Proxy Statement is in preliminary form and is subject to completion or amendment.


All information contained in this Amended Schedule 13E-3 relating to a particular person filing hereunder has been provided by such individual or entity for inclusion herein.


ITEM 1.   SUMMARY TERM SHEET.

          ITEM 1001

          The information contained in the section of the Proxy Statement entitled Summary Term Sheet is incorporated herein by reference.


ITEM 2.   SUBJECT COMPANY INFORMATION.

          ITEM 1002

               (a) The information contained in the section of the Proxy




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               Statement entitled SUMMARY TERM SHEET - The Parties is
               incorporated herein by reference.

               (b) The information contained in the section of the Proxy Statement entitled SUMMARY TERM SHEET - Required Vote is incorporated herein by reference.

               (c) The information contained in the section of the Proxy Statement entitled SPECIAL FACTORS - Comparative Market Price Data is incorporated herein by reference.

               (d) The information contained in the section of the Proxy Statement entitled SPECIAL FACTORS - Dividends is incorporated herein by reference.

               (e)           None.

               (f) The information contained in the section of the Proxy Statement entitled SPECIAL FACTORS - Background of the Merger is incorporated herein by reference.


ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          ITEM 1003

               (a)-(b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                             SUMMARY TERM SHEET - The Parties


                             THE PARTIES

                             SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                             SUMMARY TERM SHEET - Stock Ownership of Management, Directors and Affiliates

               (c)(1)-(c)(2) The information contained in the Definitive Proxy
                             Statement of Interstate National Dealer Services, Inc. filed with the SEC on or about March 8, 2002 (the "March 2002 Proxy") is incorporated herein by reference.

               (c)(3)        None.

               (c)(4)        None.

               (c)(5) All of the filing persons herein are citizens of the United States.




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ITEM 4.   TERMS OF THE TRANSACTION.

          ITEM 1004

               (a)(1)        Not applicable.

               (a)(2) Information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                             QUESTIONS AND ANSWERS ABOUT THE MERGER

                             SUMMARY TERM SHEET - Certain Effects of the Merger

                             SUMMARY TERM SHEET - Required Vote

                             SUMMARY TERM SHEET - Interests of Executive
                             Officers and Directors in the Merger

                             SPECIAL FACTORS - Background of the Merger

                             SPECIAL FACTORS - Certain Effects of the Merger

                             SPECIAL FACTORS - Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

                             SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee

                             SPECIAL FACTORS - Plans or Proposals After the
                             Merger

                             SPECIAL FACTORS - CHL's and the Continuing
                             Stockholders' Purpose, Reasons and Other
                             Considerations for the Merger

                             SPECIAL FACTORS - Material Federal Income Tax Consequences of the Merger

                             THE MERGER - Accounting Treatment

               (b)           Not applicable.

               (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                             SUMMARY TERM SHEET - Board of Directors
                             Recommendation To Stockholders

                             SPECIAL FACTORS - Interests of Executive Officers and Directors in the Merger




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               SPECIAL FACTORS - Certain Effects of the Merger

               (d) Information contained in the following sections of the Proxy Statement are incorporated herein by reference.

                            SUMMARY TERM SHEET - Appraisal Rights

                            INFORMATION CONCERNING THE SPECIAL MEETING -
                            Appraisal Rights

                            APPRAISAL RIGHTS

               (e)          None.

               (f)          None.


ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          ITEM 1005

               (a) The information contained in the March 2002 Proxy Statement is incorporated herein by reference.

                            The information contained in the section of the Proxy Statement entitled SPECIAL FACTORS - Background of the Merger is incorporated herein by reference.

               (b)-(c) Information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                            SPECIAL FACTORS - Background of the Merger

                            SPECIAL FACTORS - Financing the Merger

                            SPECIAL FACTORS - Interests of Executive Officers and Directors in the Merger

                            SUMMARY TERM SHEET - Interests of Executive Officers and Directors in the Merger

               (d) SPECIAL FACTORS - Interests of Executive Officers and Directors in the Merger

                            SPECIAL FACTORS - Certain Effects of the Merger

               (e) The information contain in the following sections of the Proxy Statement are incorporated herein by reference:

                            SPECIAL FACTORS - Background of the Merger




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                            SPECIAL FACTORS - Interests of Executive Officers
                            and Directors in the Merger

                            SPECIAL FACTORS - Financing the Merger

                            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                            Annex A to Proxy Statement - Merger Agreement


ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          ITEM 1006

               (a)          Not applicable.

               (b), (c)(1)-(c)(8) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                            SUMMARY TERM SHEET - The Parties

                            THE PARTIES

                            SPECIAL FACTORS - Background of the Merger

                            SPECIAL FACTORS - Plans or Proposals after the
                            Merger

                            SPECIAL FACTORS - Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

                            SPECIAL FACTORS - Certain Effects of the Merger

                            SPECIAL FACTORS - The Merger Agreement

                            THE MERGER - Purpose and Structure of the Merger


ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

          ITEM 1013

               (a)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                            SUMMARY TERM SHEET - Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

                            SUMMARY TERM SHEET - CHL's and the Continuing Stockholders' Purpose, Reasons and Other Considerations for the Merger

                            SPECIAL FACTORS - Background of the Merger

                            SPECIAL FACTORS - Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

                            SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee

                            SPECIAL FACTORS - CHL's and the Continuing
                            Stockholders' Purpose, Reasons and Other
                            Considerations for the Merger

                            SPECIAL FACTORS - CHL's and the Continuing
                            Stockholders' Position as to the Fairness of the Merger

                            THE MERGER - Purpose and Structure of the Merger

               (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                            SPECIAL FACTORS - Certain Effects of the Merger

                            SPECIAL FACTORS - Certificate of Incorporation; By-Laws; Directors and Officers of the Surviving Corporation

                            THE MERGER - Purpose and Structure of the Merger

                            THE MERGER - Consideration to be Received by Our Stockholders

                            SPECIAL FACTORS - Material Federal Income Tax Consequences of the Merger

ITEM 8.   FAIRNESS OF THE TRANSACTION.

          ITEM 1014

               (a)-(e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                            QUESTIONS AND ANSWERS ABOUT THE MERGER -What was the Opinion of the Financial Advisor?

                            SUMMARY TERM SHEET - Board of Directors'
                            Recommendation to Stockholders

                            SUMMARY TERM SHEET - Required Vote

                            SUMMARY TERM SHEET - Recommendation of Special Committee

                            SPECIAL FACTORS - Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

                            SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee

                            SPECIAL FACTORS - CHL's and the Continuing
                            Stockholders' Purpose, Reasons and Other
                            Considerations for the Merger

                            SPECIAL FACTORS - CHL's and the Continuing
                            Stockholders' Position as to the Fairness of the Merger

                            SPECIAL FACTORS - Background of the Merger

                            SPECIAL FACTORS - Recommendation of the Special Committee

          (f)               SPECIAL FACTORS - Background of the Merger

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

          ITEM 1015

          (a)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                            SUMMARY TERM SHEET - Opinion of Financial Advisor to the Special Committee

                            SPECIAL FACTORS - Our Position as to the Fairness and Reasons for the Merger

                            SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee

ITEM 10.  SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

          ITEM 1007

               (a)-(b) The information contained in the following sections of the Proxy Statement are incorporated herein by reference:

                            SUMMARY TERM SHEET - Financing the Merger

                            SPECIAL FACTORS - Financing the Merger

               (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                            SUMMARY TERM SHEET - Financing the Merger

                            SPECIAL FACTORS - Financing the Merger

               (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                            SUMMARY TERM SHEET - Financing the Merger

                            SPECIAL FACTORS - Financing the Merger

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          ITEM 1008

               (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                            SUMMARY TERM SHEET - Interest of Executive Officers and Directors in the Merger

                            SPECIAL FACTORS - Interests of Executive Officers and Directors in the Merger

                            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

               (b)          None

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

          ITEM 1012

               (a)          Not applicable.

               (b)          Not applicable.

               (c)          Not applicable.

               (d)-(e) The information contained in the following sections of the Proxy Statement is incorporated by reference:

                            SPECIAL FACTORS - Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

                            SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee

                            SPECIAL FACTORS - CHL's and the Continuing
                            Stockholders' Purpose, Reasons and Other
                            Considerations for the Merger

                            SPECIAL FACTORS - CHL's and the Continuing
                            Stockholders' Position as to the Fairness of the Merger

                            SPECIAL FACTORS - Interests of Executive Officers and Directors in the Merger


ITEM 13.  FINANCIAL STATEMENTS.

          ITEM 1010

               (a),(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                            SELECTED CONSOLIDATED FINANCIAL INFORMATION

                            WHERE YOU CAN FIND MORE INFORMATION

                            INCORPORATION BY REFERENCE

               (b)          Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          ITEM 1009

               (a)-(b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                            QUESTION AND ANSWERS ABOUT THE MERGER - Who should I call if I have any questions?

                            SUMMARY TERM SHEET - Board of Directors'
                            Recommendation to Stockholders

                            SUMMARY TERM SHEET - Recommendation of the Special Committee

                            SUMMARY TERM SHEET - Opinion of Financial Advisor to the Special Committee

                            SUMMARY TERM SHEET - Stock Ownership of Management, Directors and Other Affiliates

                            INFORMATION CONCERNING THE SPECIAL MEETING - Costs of Soliciting Proxies.

                            SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee

                            SPECIAL FACTORS - Our Position as to the Fairness of and Reasons for Recommending Approval of the Merger

                            SPECIAL FACTORS - Interests of Executive Officers and Directors in the Merger

                            THE MERGER - Solicitation of Proxies; Expenses of Solicitation


ITEM 15.  ADDITIONAL INFORMATION.

          ITEM 1011

               (b) The information contained in the Proxy Statement, including all exhibits thereto, is incorporated herein by reference.


ITEM 16.  EXHIBITS.

          ITEM 1016

               (a) Preliminary form of Proxy Statement filed with the Securities and Exchange Commission on October 12, 2002 is incorporated herein by reference.

               (b)          J.P. Morgan Chase Commitment Letter dated September
                            25, 2002

               (c)(1) Legg Mason Opinion, attached as Appendix B to Proxy Statement

                  (2) Presentation dated July 30, 2002 by Legg Mason to the special committee of the Company's Board of Directors (the "Special Committee")

                  (3) Presentation dated September 26, 2002 by Legg Mason to the Special Committee

                  (4) Presentation dated April 12, 2000 by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., to the Company's Board of Directors

               (d) Agreement and Plan of Merger dated September 26, 2002, by and among Interstate National Dealer Services, Inc., and CHL Holdings, Inc. (attached as Appendix A to Proxy Statement)

               (f) Section 262 of Delaware General Corporation Law, attached as Appendix C to Proxy Statement.

               (g)          None.





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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    INTERSTATE NATIONAL DEALER SERVICES, INC.

              By: /s/ Chester J. Luby
              -----------------------------------------------------
                                   (Signature)

              Chester J. Luby, Chairman and Chief Executive Officer
              -----------------------------------------------------
                                (Name and title)

              October 12, 2002
              -----------------------------------------------------
                                     (Date)


                               CHL HOLDINGS CORP.

              By: /s/ Cindy H. Luby
              -----------------------------------------------------
                                   (Signature)

              Cindy H. Luby, President
              -----------------------------------------------------
                                (Name and title)

              October 12, 2002
              -----------------------------------------------------
                                     (Date)


              By: /s/ Chester J. Luby
              -----------------------------------------------------
                                   (Signature)

              Chester J. Luby, Individually
              -----------------------------------------------------
                                (Name and title)

              October 12, 2002
              -----------------------------------------------------
                                     (Date)


              By: /s/ Joan Luby
              -----------------------------------------------------
                                   (Signature)

              Joan Luby, Individually
              -----------------------------------------------------
                                (Name and title)

              October 12, 2002
              -----------------------------------------------------
                                     (Date)


              By: /s/ Cindy H. Luby
              -----------------------------------------------------
                                   (Signature)

              Cindy H. Luby, Individually
              -----------------------------------------------------
                                (Name and title)

              October 12, 2002
              -----------------------------------------------------
                                     (Date)


Instruction to Signature: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than



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an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See ss.240.12b-11 with respect to signature requirements.